CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 3 to the Registration Statement of City National Rochdale Strategic Credit Fund on Form N-2 (File No. 333-224912) to be filed on or about September 28, 2021 of our report dated July 29, 2021 on our audit of the financial statements and financial highlights as of May 31, 2021 and for each of the years in the two year period ended May 31, 2021, and for the period from December 19, 2018 (commencement of operations) to May 31, 2019 which report was included in the Annual Report on Form N-CSR filed August 9, 2021. We also consent to the references to us under the headings “Financial Highlights”, “Independent Registered Public Accounting Firm”, and “Financial Statements” in such Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Philadelphia, Pennsylvania

September 28, 2021